

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2025

Erqi Wang
Chief Executive Officer
Jin Medical International Ltd.
No. 33 Lingxiang Road, Wujin District
Changzhou City, Jiangsu Province
People's Republic of China

Re: Jin Medical International Ltd.
     Registration Statement on Form F-3
     Filed June 25, 2025
     File No. 333-288314

Dear Erqi Wang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Evelyn Li, Esq.